DIGITAL POWER CORPORATION

EXHIBIT 99.2

NOMINATION AND GOVERNANCE COMMITTEE CHARTER

Mission

             The Nomination and Governance Committee (the “Committee”) is responsible for identifying individuals qualified to become directors, and recommending to the board of directors (the “Board”) of Digital Power Corporation (the “Company”) nominees for the next annual meeting of stockholders.  The Committee leads the Board in its annual review of the Board’s performance and recommends to the Board director candidates for each committee for appointment by the Board.  The Committee takes a leadership role in shaping corporate governance policies and practices, including recommending to the Board the corporate governance guidelines applicable to the Company and monitoring Company compliance with policies and guidelines.

Membership

             The Committee will be composed entirely of directors who satisfy the definition of “independent” under the listing standards of AMEX.  The Committee members will be appointed by the Board and may be removed by the Board in its discretion.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

•           Review and assess the adequacy of the Company’s policies and practices in corporate governance, including the corporate governance guidelines of the Company, and recommend any proposed changes to the Board for approval.

•           Review and assess the adequacy of the Company’s Code of Ethics for selected executives and other internal policies and guidelines, and monitor that the principles described therein are being incorporated into the Company’s culture and business practices.

•           Review the appropriateness of the size of the Board relative to its various responsibilities.  Review the overall composition of the Board, taking into consideration such factors as business experience and specific areas of expertise of each Board member, and make recommendations to the Board as necessary.

•           Recommend to the Board the number, identity, and responsibilities of Board committees, and the Chair and members of each committee.  This shall include advising the Board on committee appointments and removal from committees or from the board, rotation of committee members, and Chairs and committee structure and operations.

•           Consider criteria for identifying and selecting individuals who may be nominated for election to the Board, which shall reflect at a minimum all applicable laws, rules, regulations, and listing standards, including a potential candidate’s experience, areas of expertise and other factors relative to the overall composition of the Board.

•            Recommend to the Board the slate of nominees for election at the Company’s annual meeting of stockholders.

•           As the need arises, to fill vacancies, actively seek individuals qualified to become Board members for recommendation to the Board.

•           Consider unsolicited nominations for Board membership in accordance with guidelines developed by the Committee.

•           Conduct an annual review of the Committee’s performance, periodically assess the adequacy of its charter, and recommend changes to the board as needed.

•           Regularly report to the Board on the Committee’s activities.

•           Obtain advice and assistance, as needed, from internal or external legal, accounting, search firms, or other advisors, including the retention, termination, and negotiation of terms and conditions of the assignment.